EXHIBIT 99.1

Almaden Announces Intention to Migrate Canadian Exchange Listing from the TSX to the TSX Venture Exchange

VANCOUVER, British Columbia, July 17, 2025 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; OTCQB: AAUAF) announces its intention to migrate its Canadian stock exchange listing from the TSX to the TSX Venture Exchange (“TSXV”).

In order to complete this migration, the Company has applied to voluntarily delist its shares from the TSX, and has received conditional approval from the TSXV to list its shares as a Tier 2 Mining Issuer. Shareholder approval of the migration is not required under the policies of the TSX as the TSXV is an acceptable alternative market. Almaden expects the migration to facilitate seamless trading in its common shares, which will continue to trade under the symbol “AMM” on the TSXV.

Almaden is pursuing this migration due to the costs associated with a TSX listing versus a TSXV listing and because Almaden’s ongoing business may not be compatible with TSX continued listing requirements. Almaden expects the delisting from the TSX to occur at the close of business on August 12, and the listing on the TSXV to commence at the open of business on August 13, 2025.

On behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the timing and completion of the delisting from the TSX and the listing on the TSX Venture Exchange, and the continued seamless trading in the Company’s common shares.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to continue to finance the arbitration process, and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; uncertainty as to the outcome of arbitration or the funding available to the Company to pursue it; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/